UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K and Form 10-KSB☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1

REGISTRANT INFORMATION

Full Name of Registrant:	Tradeshow Products, Inc.

Former Name if Applicable:	N/A

Address of Principal Executive Office

Street and Number:	228 E. Edna Place
City, State and Zip Code:	Covina, California 91723

PART II

RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable
effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
portion thereof, will be filed on or before the fifteenth
calendar day following the prescribed due date; or the
subject quarterly report or transition report on Form 10-Q,
or portion thereof will be filed on or before the fifth
calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by
RULE 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007 within the prescribed time period without unreasonable effort and expense due to the unavailability of certain information that may  materially affect the disclosure to be contained in the Report.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tiffany Miller	(909)	971-0456
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tradeshow Products, Inc..

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2007

By: /s/ Tiffany Miller

Name:	Tiffany Miller

 Title: President & CEO